Response to Item 77M

Eaton Vance National Limited Maturity
Municipal Income Fund
Eaton Vance National Limited Maturity
Municipal Income Fund ("National Fund") was the surviving Fund in a merger with Eaton
Vance New Jersey Limited Maturity Municipal
Income Fund ("NJ Fund"). In the merger, all of the assets of the NJ Fund were transferred to National Fund in exchange for the issuance of National Fund shares and the assumption of all of NJ Fund's liabilities by National Fund at a closing held on September 23, 2011. As a result of the merger, each shareholder of NJ
Fund received full and fractional National Fund shares equal in value at the close of regular trading on the New York Stock Exchange on the date of the closing to the value of such shareholder's shares of the NJ Fund. The merger was approved by the Trustees of each Fund on March 14, 2011 and by the shareholders of NJ Fund on August 12, 2011.
The Plan of Reorganization and other
documents relevant to the merger are
incorporated by reference to the Form N-14 filings (and amendments thereto) filed by Eaton
Vance Investment Trust on April 25, 2011
(Accession No. 0000940394-11-000444) and
June 30, 2011 (Accession No. 0000940394-11-
000843).